March 7, 2012

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:            DAM Holdings, Inc. (now Premier Beverage Group Corp.)
Form 8-K
Filed October 24, 2011
File No. 000-50370

Dear Mr. Reynolds:

Reference is made to the above-captioned file.

We hereby respectfully request an extension to respond to your comment letter dated February 22, 2012 with respect to the above-captioned matter. We request that we be provided until Monday, March 12, 2012 to file our response.

Our auditors require additional time to assist us with our response.

We appreciate your consideration of our request.

Very truly yours,

PREMIER BEVERAGE GROUP CORP.

By: /s/ Fouad Kallamni
       President

Premier Beverage Group Corp | 501 Madison Avenue | Suite 501 | New York | NY | 10022